UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

December 31, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $3,798,180 Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Markets Currencies

•                  $1,190,000 Annual Reset Coupon Buffered Notes due December 31, 2019 Linked to the Performance of the Russell 2000® Index

•                  Barclays Bank PLC Airbag Autocallable Yield Optimization Notes $2,288,000 Notes linked to the common stock of Citigroup Inc. due December 29, 2014

•                  Barclays Bank PLC Airbag Autocallable Yield Optimization Notes $5,116,000 Notes linked to the common stock of GT Advanced Technologies Inc. due December 29, 2014

•                  Barclays Bank PLC Airbag Autocallable Yield Optimization Notes $4,323,000 Notes linked to the common stock of Micron Technology, Inc. due December 29, 2014

•                  Barclays Bank PLC Airbag Autocallable Yield Optimization Notes $1,233,000 Notes linked to the common stock of Ann Inc. due December 29, 2014

•                  $3,406,700 Barclays Bank PLC Trigger Autocallable Optimization Securities  linked to the EURO STOXX 50® Index due December 31, 2018

•                  $10,418,390 Barclays Bank PLC Trigger Performance Securities Linked to the Vanguard FTSE Emerging Markets ETF due December 31, 2018

•                  $6,356,680 Barclays Bank PLC Trigger Performance Securities Linked to the S&P 500® Index due December 31, 2018

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: December 31, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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